

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 29, 2009

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

> **RE: DGSE Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 1-11048**

Dear Dr. Smith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Part II, page 15

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.   Please discuss off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in a separately-captioned section. Refer to Item 303(a)(4) of Regulation S-K.

2.   Please disclose information about critical accounting estimates where the nature of the estimates or assumptions is material due to the level of subjectivity or judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. The disclosure should:
   o   Address why accounting estimates or assumptions bear the risk of change;
   o   Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results and whether the estimates are likely to change in the future; and
   o   Include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates based on other outcomes that are reasonably likely to occur and would have a material effect.
   Please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Results of Operations, page 17

3.   Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, in your comparison of the years ended December 31, 2008 and 2007, please quantify the effect of price increases in gold products and the acquisitions of Superior Galleries and Euless Gold and Silver in your discussion of revenues and the increase in expenses due to the start up of Superior Precious Metals, Superior

Estate Buyers, American Gold and Silver Exchange and the opening of your second pawn shop in 2007 in your discussion of selling, general and administrative expenses. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04. In addition, please discuss each material line item of your consolidated statements of operations including other income and income tax expense.

Liquidity and Capital Resources, page 18

4.   Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, it would be appropriate to include a discussion and analysis of cash flows from operating, investing and financing activities for the three-year period covered by the financial statements. Also, you should identify and separately describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets. Refer to the Item 303(a) of Regulation S-K and Financial Reporting Codification 501.03.

5.   You disclose that anticipated capital expenditures will be funded from working capital and your bank credit facility. You also disclose that any significant increase in wholesale accounts receivable will be financed under your bank credit facility. In addition, you disclose that investments in marketable securities may be liquidated in order to meet unforeseen working capital requirements. These disclosures seem to be inconsistent with other disclosures in your discussion of liquidity and capital resources and financial statements. For example, we note that you have no borrowing capacity under your bank credit facility and that you do not believe that you will be able to borrow additional funds under the SIBL revolving credit line. We also note that your marketable securities have no fair value. Please revise your disclosure to clarify how you plan to fund anticipated capital expenditures and working capital requirements.

Item 9A. Controls and Procedures, page 21
Changes in Internal Control Over Financial Reporting, page 22

6.   Please revise to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T of Regulation S-K.

Part III, page 22

7.   The information required by Part III (Items 10, 11, 12, 13 and 14) of Form 10-K may be incorporated by reference from your definitive proxy statement (filed or

required to be filed pursuant to Regulation 14A) or definitive information statement (filed or to be filed pursuant to Regulation 14C) which involves the election of directors, if such definitive proxy statement or information statement is filed with the Commission not later than 120 days after the end of the fiscal year covered by the Form 10-K. However, since such definitive proxy statement or information statement was not filed with the Commission in the 120-day period or was not required to be filed with the Commission by virtue of Rule 3a12-3(b) under the Exchange Act, the Items comprising the Part III information must be filed as part of the Form 10-K, or as an amendment to the Form 10-K, not later than the end of the 120-day period. Please file an amendment to include the information required by Part III of Form 10-K. Refer to General Instruction G(3) of Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 23

8.   It appears that that the financial statements contained in the Form 10-K filing are incorporated by reference in the Registration Statement on Form S-8 filed May 29, 2007 and the Registration Statement on Form S-3 filed May 31, 2007. As such, it appears that you should file the written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please include the written consent in an amendment or otherwise advise.

Consolidated Financial Statements

9.   Please make sure that the information disclosed throughout the document is consistent and clearly presented to facilitate an understanding of your financial statements and related disclosures. For example, the following disclosures in your document should be evaluated and revised as appropriate:
   o Accounting for stock-based compensation using the intrinsic value method and use of the same valuation assumptions to estimate the fair value of stock-based awards after 1998 disclosed on page 37;
   o Disclosures regarding the fair value of marketable securities, gross unrealized losses recognized in other comprehensive income and impairments (or write-offs) in Note 4;
   o Disclosures regarding the proceeds from sale of building and gain of sale of building presented in the statements of cash flows and the net book value of the disposition disclosed in Note 5 on page 39;
   o Disclosures related to goodwill, adjustments to goodwill and goodwill impairment losses;
   o Disclosures related to outstanding stock options;
   o Disclosures related to discontinued operations in the statements of operations and Notes 16 and 17; and
   o Disclosure of segment information in light of disclosures in the statements of operations for each year presented.

Consolidated Statements of Operations, page 30

10.   Please tell why you believe the goodwill impairment charge is appropriately classified as a non-operating expense. In addition, it appears that you classify gains and losses on the sale or disposal of long lived assets that are not components in non-operating income and expenses. If so, tell us why your classification complies with the guidance in paragraph 45 of SFAS 144.

Consolidated Statements of Stockholders' Equity, page 31

11.   Please provide us with a description of each transaction reflected in the conversion of warrants and stock warrants exercised line items and show how to reconcile the transaction amounts to amounts presented in the consolidated statements of cash flows. In addition, please disclose common stock purchase warrants outstanding at each balance sheet date and their significant terms, including settlement alternatives, expiration dates and exercise prices. Refer to paragraph 4 of SFAS 129.

Notes to Consolidated Financial Statements, page 34

Note 1 – Summary of Significant Accounting Policies, page 34
Revenue Recognition, page 35

12.   Please disclose your accounting policy with respect to taxes collected from customers and remitted to governmental authorities. Refer to paragraph 4 of EITF 06-3.

Note 10 – Earnings Per Common Share, page 44

13.   For each period for which a statement of operations is presented, please disclose securities that could potentially dilute basis EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40.c. of SFAS 128.

Note 11 – Stock Options, page 44

14.   Please include a description of share-based payment arrangements including the general terms of awards under the arrangements such as requisite service periods and other substantive conditions, maximum contractual term of share options and the number of shares authorized for awards. Please also disclose the weighted average grant-date fair value of equity options granted for each year and the intrinsic value amounts required by paragraph A240 of SFAS 123(R).

Note 12 – Comprehensive Income, page 46

15.   Please disclose comprehensive income and its components in a financial
        statement that is displayed with the same prominence as other financial
        statements. Refer to paragraph 22 of SFAS 130.

Note 14 – Income Taxes, page 47

16.   Please disclose the significant components of income tax expense attributable to
        continuing operations. Refer to paragraph 45 of SFAS 109. Please also disclose a
        reconciliation of the reported amount of income tax expense attributable to
        continuing operations to the amount of income tax expense that would result from
        applying domestic federal statutory rates to pretax income or loss from continuing
        operations. Refer to paragraph 47 of SFAS 109. In addition, please separately
        disclose the temporary differences included in the superior acquisition line item in
        the table of deferred income taxes or tell us why such disclosure is not required.

Note 16 – Discontinued Operations, page 48

17.   Please tell us why you believe the cash flows of the live auction segment have
        been or will be eliminated from your ongoing operations. Please provide a
        detailed discussion of your assessment of whether significant cash flows are
        expected to be recognized by your other segments as a result of migration of
        revenues. Refer to paragraph 42(a) of SFAS 144 and the guidance in EITF 03-13.

Note 17 – Segment Information, page 48

18.   Please disclose interest expense, income tax expense and significant noncash
        items other than depreciation and amortization for each reportable segment. Refer
        to paragraph 27 of SFAS 131.

19.   Please tell us how you assigned goodwill acquired in the Superior Galleries
        acquisition to reporting units as of the date of acquisition and why your allocation
        complies with the guidance in paragraphs 34 – 35 of SFAS 142. Also, it appears
        that the goodwill impairment charge recognized at the end of the year as a result
        of your annual impairment test is classified in the corporate and other segment. If
        so, please tell us your basis in GAAP for classifying the goodwill impairment loss
        in the corporate and other segment as opposed to the rare coin segment given that
        Superior Galleries was principally engaged in the sale of rare coins on a retail and
        wholesale basis. If not, tell us how the goodwill impairment charge is classified
        in segment information. In addition, since you decided to discontinue the live
        auction segment prior to year end please tell us why a portion of the acquired
        goodwill is not included in the carrying amount of the segment in determining the
        loss from discontinued operations.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

20.   Please address the comments above to the extent applicable.

Part I. Financial Information

Item 1. Consolidated Financial Statements

Consolidated Statements of Operations, page 2

21.   Please present basic and diluted per-share amounts for income from continuing
        operations and for net income on the face. Basic and diluted per-share amounts
        for discontinued operations may be presented on the face or in the notes.

Exhibits 31.1 and 31.2

22.   Please amend the filing to provide certifications that conform exactly to the
        certification set forth in Item 601(b)(31) of Regulation S-K. Please similarly
        amend Form 10-Q for the quarter ended March 31, 2009.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendments and responses to
our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filings; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam
Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your
questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief